UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                           (Amendment No. 7)*

                           BGS SYSTEMS, INC.
                           (Name of Issuer)

                      COMMON STOCK $.10 PAR VALUE
                     (Title of Class of Securities)

                             55-44-2107
                           (CUSIP Number)


Check the following box if a fee is being paid with this statement /    /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















CUSIP No. 55-44-2107

1.  	NAME OF REPORTING PERSON
    	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jeffrey P. Buzen
    	###-##-####
------------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  	(a)     /     /
  	(b)    /     /
------------------------------------------------------------------------
3.	SEC USE ONLY


------------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
  	1,289,514 (12/31/96)
	------------------------------------------------------------------
6.	SHARED VOTING POWER
	  N.A.
	------------------------------------------------------------------
7.	SOLE DISPOSITIVE POWER
  	1,289,514 (12/31/96)
	------------------------------------------------------------------
8.	SHARED DISPOSITIVE POWER
	  N.A.
	------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  1,289,514 (12/31/96)
------------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN 	SHARES*
     /X/
	   Includes 80,000 shares of common stock subject to options which are presently exercisable.
   	Excludes 20,000 shares of common stock subject to options which 	are not
    presently exercisable. (12/31/96)

------------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   	20.6% (12/31/96)
------------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON
	   IN




Item 1.

(a)	Name of Issuer
   	BGS Systems, Inc.

(b)	Address of Issuer's Principal Executive Offices:
   	One First Avenue
   	Waltham, MA  02254-9111

Item 2.

(a)	Name of Person Filing
   	Jeffrey P. Buzen

(b)	Address of Principal Business Office
   	c/o	BGS Systems, Inc.
    One First Avenue
		  Waltham, MA  02254-9111

(c)	Citizenship
   	United States of America

(d)	Title of Class of Securities
   	Common Stock $.10 Par Value

(e)	CUSIP Number
   	55-44-2107

Item 3.	Type of Reporting Person: See Item 12 of Cover Page

Item 4.	Ownership

(a)	Amount Beneficially Owned: Jeffrey P. Buzen may be deemed beneficial
owner of 1,289,514	shares of Issuer.

(b)	Percent of Class:  20.6%

(c)	Jeffrey P. Buzen is deemed to have sole voting and dispositive power with respect to 1,209,514 shares registered in his name, and 80,000 shares which Dr. Buzen has the right to acquire within 60 days of December 31, 1996 through the exercise of options. Excludes 20,000 shares subject to options which are not presently exercisable. See Items 5 - 8 on Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and classification of the Subsidiary which Acquired
the Security Being Reported on 	by the Parent Holding Company:  Not Applicable.

Item 8.	Identification and Classification of Members of the Group:  Not
Applicable.

Item 9.	Notice of dissolution of Group:  Not Applicable.

Item 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	January 29, 1997

/S/ C. Russel Hansen, Jr. for
------------------------------------------
Signature

Jeffrey P. Buzen
Director, Chief Scientist, Senior Vice President,
Clerk and Treasurer
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Name/Title